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Exhibit 1.9

NOTICE OF CHANGE
TO
DIRECTORS' CIRCULAR

RECOMMENDING

REJECTION

OF THE REVISED OFFER

BY

GOLDEN STAR RESOURCES LTD.

TO PURCHASE ALL OF THE COMMON SHARES

OF

IAMGOLD CORPORATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE REVISED GOLDEN STAR OFFER AND NOT TENDER THEIR IAMGOLD COMMON SHARES

JULY 8, 2004

Notice to United States Shareholders

The offer to which this Notice of Change to Directors' Circular relates is made for the securities of a Canadian issuer and, while the offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that IAMGold Corporation is a Canadian corporation, that some or all of its officers and directors are Canadian residents and that a majority or all of its assets are located outside the United States.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Notice of Change to Directors' Circular includes "forward-looking statements" within the meanings of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Notice of Change to Directors' Circular that address activities, events or developments that IAMGold expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of IAMGold's business, operations, plans and other such matters are forward-looking statements. When used in this Notice of Change to Directors' Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in this Notice of Change to Directors' Circular about the anticipated impact the Revised GSR Offer (as hereinafter defined) may have on the combined operations of IAMGold and GSR, as well as the expected results from the Revised GSR Offer, are forward-looking statements. Other forward-looking statements include but are not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGold or GSR to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the public disclosure documents of IAMGold and GSR. Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NOTICE OF CHANGE TO DIRECTORS' CIRCULAR

        This Notice of Change to Directors' Circular relates to the Directors' Circular dated June 24, 2004 issued by the board of directors (the "Board" or "Board of Directors") of IAMGold Corporation ("IAMGold") in connection with the offer (the "Initial GSR Offer") made by Golden Star Resources Ltd. ("GSR") to acquire all of the outstanding common shares of IAMGold ("IAMGold Shares") upon the terms and subject to the conditions set forth in the offer and accompanying circular of GSR dated June 9, 2004, as the Initial GSR Offer was varied by GSR's notice of variation dated June 30, 2004 (as varied, the "Revised GSR Offer"). The offer and accompanying circular of GSR dated June 9, 2004 and the notice of variation of GSR dated June 30, 2004 are collectively referred to herein as the "GSR Circular".

DIRECTORS' RECOMMENDATION TO REJECT THE REVISED GSR OFFER

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE CONSIDERATION OFFERED UNDER THE REVISED GSR OFFER IS FINANCIALLY INADEQUATE TO IAMGOLD SHAREHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE REVISED GSR OFFER AND NOT TENDER THEIR IAMGOLD SHARES.

RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD

        At a meeting of the Board of Directors held on July 8, 2004, after considering the terms of the Revised GSR Offer, the updated fairness opinion of RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, concerning the Revised GSR Offer (the "Fairness Opinion") and other matters, including the matters discussed below under "Reasons for the Special Committee's Recommendation", the Special Committee unanimously recommended to the Board of Directors that the Board advise IAMGold Shareholders to reject the Revised GSR Offer and not tender their IAMGold Shares to the Revised GSR Offer.

REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION

        The Special Committee carefully reviewed and considered the Revised GSR Offer, with the benefit of advice from its financial and legal advisers. The following are the principal reasons for the Special Committee's unanimous recommendation to the Board of Directors that the Board advise IAMGold Shareholders to reject the Revised GSR Offer. In the view of the Special Committee:

The Revised GSR Offer is financially inadequate

  •
  The Fairness Opinion delivered by RBC in respect of the Revised GSR Offer concludes that, subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration under the Revised GSR Offer is inadequate from a financial point of view to IAMGold Shareholders.

  •
  The Revised GSR Offer continues to be highly dilutive to IAMGold Shareholders on a pro forma net asset value basis.

  •
  Pro forma cash flow per share continues to be dilutive to IAMGold Shareholders in 2004 and 2005. While pro forma cash flow may be accretive on certain measures to IAMGold Shareholders in the longer term, achievement of cash flow expectations is subject to the significant risks and uncertainties associated with developing and operating GSR's development projects in West Africa.

The cash component of the Revised GSR Offer weakens your company

  •
  The cash position on the pro forma balance sheet of the combined entity resulting from the Revised GSR Offer would be reduced by any cash used to pay IAMGold Shareholders under the Revised GSR Offer, resulting in a weaker balance sheet.

  •
  The Cdn$0.50 cash component for each common share of IAMGold under the Revised GSR Offer (for maximum cash of approximately US$56 million) is in effect GSR using IAMGold's cash to pay IAMGold Shareholders.

The additional Cdn$0.20 cash component is highly conditional

  •
  The additional Cdn$0.20 in cash offered for each IAMGold Share under the Revised GSR Offer (for total cash of approximately US$22 million) is highly conditional and would only be paid to IAMGold Shareholders if and when it is definitively determined that no break fee is paid or payable by IAMGold to Wheaton River Minerals Ltd. ("Wheaton River") under their arrangement agreement restated as of April 29, 2004. Although IAMGold Shareholders voted against the proposed business combination with Wheaton River (the "Wheaton Transaction") on July 6, 2004, the break fee may still be payable by IAMGold if the Revised GSR Offer is ultimately successful.

        The Special Committee also based its recommendation on the following additional considerations (as originally disclosed in the Directors' Circular dated June 24, 2004), which continue to be applicable. In the view of the Special Committee:

GSR is subject to significant development and operating risks

  •
  GSR is focused on three development projects in West Africa: (i) bringing the Wassa mine into production; (ii) constructing the Bondaye plant; and (iii) implementing a bacterial oxidation ("BIOX™") processing plant at its Bogoso/Prestea operation. GSR's future cash flow and production are entirely dependent on the development of those projects. The projects are behind schedule or have not been commenced and there are risks of further delays and increased costs.

  •
  Further development delays will put pressure on GSR's capital resources to the extent that costs increase due to delays and that cash flows expected from the projects are deferred or are not realized. GSR's publicly disclosed capital expenditure and exploration programs are estimated to be US$125 million to the end of 2005.

  •
  The combined company proposed by GSR would have a weaker balance sheet than IAMGold as a result of a declining cash balance and would have a diminished capacity to pursue acquisitions and/or further development projects.

  •
  There is uncertainty as to the economic viability of GSR's development projects:

  •
  The Wassa project is an effort to rehabilitate a heap leach operation, that went bankrupt in 2001, to a conventional milling operation.

  Grade continuity in the orebody is lacking due to a high nugget effect, making it difficult to estimate resource grade with any degree of precision, which is of particular concern given Wassa's low reserve and resource grades.

  In an attempt to mitigate the financial impact of the delays in completing the project, GSR announced that it was considering mining operations in 2004 using higher grade ore from the open pit to supplement the low-grade reclaimed heap leach material from the previously failed operation at Wassa. GSR more recently indicated, however, that mining will not begin until early 2005.

  Further delays or cost over-runs could significantly affect Wassa's economic value.

  •
  Construction on the Bondaye plant is behind schedule and is not expected to begin until completion of construction at Wassa and the receipt of necessary permits. Environmental permitting of the Bondaye plant has not yet been obtained and an environmental impact study has yet to be submitted for the Beta Boundary area which is scheduled to provide feed to the Bondaye plant in 2005.

  •
  The Bogoso/Prestea project involves the transition from processing relatively simple oxide ore to processing metallurgically complex refractory sulphide ore which constitutes approximately 68% of Bogoso/Prestea's reserves and 81% of additional measured and indicated mineral resources.

  Attempts by the previous owners to operate the project profitably failed, with closures occurring in 1994 and again in 1998.

  To process the refractory ore, GSR plans to add a BIOX™ plant to the existing Bogoso mill. GSR has stated publicly that there is no assurance that the technology will perform successfully at commercial levels on the refractory sulphide ores and that GSR is unable to assure IAMGold Shareholders that metallurgical recoveries and production estimates can be achieved, or at what capital and operating costs they can be achieved.

      GSR has identified two communities that must be relocated as part of the development at Bogoso/Prestea, one adjacent to the Dumasi pit and the second near the northern end of the Beta Boundary pits. These pits contain close to 30% of the proven and probable reserves at Bogoso/Prestea. GSR has stated publicly that the timing to relocate those communities is unknown and that the expenditures required are unquantifiable. Such relocations must conform to stringent international standards and procedures, and the time required to relocate can be lengthy and difficult to estimate accurately. In IAMGold's experience, the costs of relocating communities in West Africa are significant.

There are no significant strategic benefits under the Revised GSR Offer

  •
  GSR's operations are limited to West Africa in contrast to IAMGold's objective of developing a geographically diversified platform of assets and operations.

  •
  IAMGold is already the leading intermediate West African gold producer with interests in four operating assets and almost 15 years of experience in the region.

  •
  GSR management is undertaking three projects in West Africa upon which its future production depends. The attention of GSR's management in the next few years will be on the development of those projects. This will constrain their ability to pursue opportunities outside of West Africa, to focus on IAMGold's exploration properties, and to manage the integration of IAMGold, particularly in light of GSR's stated plans to terminate all of IAMGold's management and support staff. GSR estimates that the synergies of a combination with IAMGold would be US$8 million annually. GSR assumes that it can manage IAMGold's total asset base (which at March 31, 2004 was twice the size of GSR's total asset base) without incurring additional costs.

The Revised GSR Offer is subject to several conditions

  •
  The Revised GSR Offer is subject to several conditions which provide GSR with broad discretion to terminate its offer at any time at its option.

        The foregoing list of factors considered by the Special Committee is not intended to be exhaustive. In view of the numerous factors considered in connection with their evaluation of the Revised GSR Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its respective determinations. In addition, individual members of the Special Committee may have given different weight to different factors.

REASONS FOR THE DIRECTORS' RECOMMENDATION

        The Board of Directors carefully considered the reasons of the Special Committee outlined above under "Reasons for the Special Committee's Recommendation" and adopted those reasons in unanimously recommending that IAMGold Shareholders reject the Revised GSR Offer and not tender their IAMGold Shares.

        The Board also based its recommendation on the following additional consideration. In the view of the Board of Directors:

The Revised GSR Offer provides an inadequate control premium for IAMGold Shareholders

        Under the Revised GSR Offer, GSR would acquire control of IAMGold. Recent Canadian transactions that involved a change of control of a company reflect a typical control premium in the range of approximately 30% to 40%; that is, the value of the consideration offered to shareholders typically exceeded the market price of the company's shares prior to the first public announcement of the transaction by 30% to 40%. The control premium offered to IAMGold Shareholders under the Revised GSR Offer falls far short of that range.

INACCURACIES IN THE GSR CIRCULAR

Accounting Matters

        The accounting used by GSR in preparing the pro forma financial information included in the GSR Circular results in elevated pro forma net income for the combined GSR/IAMGold company. In the pro forma financial information included in the GSR Circular, GSR has capitalized IAMGold's greenfields exploration. IAMGold expenses these costs through its earnings statement. The net effect of GSR's accounting is to elevate the combined company's pro forma 2003 earnings by US$5.5 million. Had IAMGold used that accounting treatment, its earnings for 2003 would have been 37% greater than reported.

        In addition, GSR has assigned a fair market value of only US$193 million to IAMGold's interests in its four gold mines. IAMGold has calculated and used a fair market value of US$405 million for those assets, and Wheaton accepted that value in connection with the Wheaton Transaction. By materially understating the asset value of IAMGold and accordingly the pro forma asset value of the combined GSR/IAMGold company, the pro forma financial information in the GSR Circular significantly understates pro forma depreciation charges and significantly overstates pro forma net income. As a result of GSR's low estimate of value for IAMGold's assets, GSR considers 64% of IAMGold's value to be goodwill.

        The following table sets forth the historical earnings per share for IAMGold and GSR and for an IAMGold/GSR combination using GSR's assumptions in the GSR Circular and for an IAMGold/GSR combination expensing IAMGold's exploration costs and using an estimate of US$405 million as the base value of its four mining interests to determine depreciation and amortization charges. The adjusted pro forma earnings indicate that the IAMGold/GSR combination is dilutive to IAMGold Shareholders on an earnings basis.

Earnings per Share (all figures in US$)	Year ended Dec. 31, 2003	Three months ended Mar. 31, 2004
GSR Historical	$0.198	$0.039
IAMGold Historical	$0.105	$0.041
GSR Pro Forma — GSR Circular	$0.114	$0.032
GSR Pro Forma — as adjusted	$0.076	$0.024

GSR's Estimated Synergies are Questionable

        In the GSR Circular, GSR continues to assume that cost savings resulting from the synergies of an IAMGold/GSR combination would be US$8 million annually. There is little overlap in exploration endeavours between the two companies, suggesting either that there would be no synergies or that GSR plans significant program cuts. Furthermore, GSR continues to assume that it can manage IAMGold's total asset base (which at March 31, 2004 was twice the size of GSR's total asset base) without incurring additional costs.

        Furthermore, there may be negative synergies from a tax perspective as a result of GSR being subject to both United States and Canadian taxes and as a result of the acquisition of IAMGold triggering an acquisition of control of GSR for Canadian tax purposes. The acquisition of control for Canadian tax purposes would have the effect of restricting GSR's historical tax losses so that they could not be used to shield IAMGold's substantial Canadian income.

BACKGROUND OF REVISED GSR OFFER AND RECENT EVENTS

        On June 28, 2004, GSR issued a news release announcing that GSR planned to file and mail a revised offer to IAMGold Shareholders (the "Proposed Revised GSR Offer").

        On June 30, 2004, GSR announced that it had filed the Revised GSR Offer with securities regulators in Canada and the United States and was mailing the Revised GSR Offer to IAMGold Shareholders.

        On July 6, 2004, the annual and special meeting of IAMGold Shareholders (the "IAMGold Meeting") was reconvened. At the meeting, the IAMGold Shareholders failed to approve, among other things, the issue of IAMGold Shares in connection with the Wheaton Transaction.

        On July 6, 2004, Wheaton River adjourned its shareholders' meeting which had been scheduled to consider the Wheaton Transaction and provided notice of termination to IAMGold of the Wheaton Transaction pursuant to the arrangement agreement with IAMGold.

        On July 7, 2004, GSR sent a letter to IAMGold requesting access to certain due diligence documents regarding IAMGold.

        On July 8, 2004, at a meeting of the Board of Directors the Board expanded the mandate of the Special Committee to include actively pursuing alternatives to maximize value for IAMGold Shareholders.

ACTIONS OF THE SPECIAL COMMITTEE AND THE BOARD
IN RESPONSE TO THE REVISED GSR OFFER

        On June 29, 2004, the Special Committee met to discuss the Proposed Revised GSR Offer. The Special Committee determined that although the Proposed Revised GSR Offer had not yet been formally made to IAMGold Shareholders, given the upcoming IAMGold Meeting to consider the Wheaton Transaction, the Special Committee should consider the Proposed Revised GSR Offer as outlined in GSR's June 28, 2004 news release to determine whether the Proposed Revised GSR Offer would affect the Special Committee's earlier recommendations to the Board of Directors on the Initial GSR Offer and the Wheaton Transaction. In that regard, the Special Committee instructed RBC to conduct a financial analysis of the Proposed Revised GSR Offer as outlined in GSR's June 28, 2004 news release.

        The Special Committee met with RBC twice on June 29, 2004. At the second meeting, RBC presented to the Special Committee the results of its financial analysis of the Proposed Revised GSR Offer. Based on consultations with RBC and its legal advisors, the Special Committee unanimously recommended to the Board of Directors that the Board advise IAMGold Shareholders to reject the Proposed Revised GSR Offer and vote in favour of the Wheaton Transaction on the basis of its view that the Proposed Revised GSR Offer is financially inadequate, was financially inferior to the Wheaton Transaction and is not in the best interests of IAMGold Shareholders.

        On June 29, 2004, the Special Committee presented its report and recommendations on the Proposed Revised GSR Offer and the Wheaton Transaction to the Board of Directors. The recommendations were adopted and approved by the Board (with Messrs. Pugliese, Conway, Naik and Bogden abstaining from voting but concurring with the vote). IAMGold issued a news release on June 29, 2004 announcing its recommendations in respect of the Proposed Revised GSR Offer and the Wheaton Transaction.

        On June 30 and July 2, 2004, Fasken Martineau DuMoulin LLP sent letters (collectively the "Fasken Letters") to counsel of IAMGold and to the Special Committee requesting, among other things (i) the appointment of an independent chairman for the IAMGold Meeting with access to independent legal counsel; and (ii) that a protocol be established at the IAMGold Meeting regarding such matters as proxy validation and tabulation and voting procedures.

        On July 5, 2004, the Special Committee met to discuss the requests raised in the Fasken Letters. The Special Committee recommended, among other things, that (i) the Board of Directors designate Don Charter, the Chairman of the Special Committee, to chair the IAMGold Meeting, and that Ogilvy Renault would advise the chair at such meeting; and (ii) certain procedures be established with respect to proxy validation, tabulation and voting. On the same date, the Board of Directors adopted the Special Committee's recommendations and counsel to the Special Committee communicated this information to Fasken Martineau DuMoulin LLP.

        On July 8, 2004, the Special Committee met with RBC to receive its presentation and Fairness Opinion. At the meeting, the Special Committee retained RBC as its financial advisor to assist in identifying and pursuing alternatives to maximize value for IAMGold Shareholders.

        On July 8, 2004, the Special Committee presented its report and recommendation on the Revised GSR Offer to the Board of Directors. The recommendation was adopted and approved by the Board (with Messrs. Pugliese, Conway and Naik abstaining from voting but concurring with the vote).

UPDATED FAIRNESS OPINION OF RBC

        The complete text of RBC's Fairness Opinion covering the Revised GSR Offer, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is included as schedule A to this Notice of Change to the Directors' Circular. The Fairness Opinion addresses only the fairness of the consideration offered under the Revised GSR Offer from a financial point of view and is not and should not be construed as a valuation of IAMGold or GSR or any of their respective assets or securities or a recommendation to any IAMGold Shareholder as to whether to tender IAMGold Shares to the Revised GSR Offer. IAMGold Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

        Neither RBC nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of IAMGold or GSR or any of their respective associates or affiliates.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of IAMGold and GSR or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In addition, as an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to IAMGold, GSR or the Revised GSR Offer.

        RBC was entitled to be paid a fee upon delivery of the Fairness Opinion to the Board of Directors.

        In connection with rendering its Fairness Opinion, RBC reviewed and relied upon, or carried out, among other things, the following: (i) the audited, consolidated financial statements of IAMGold and GSR for each of the five years ended December 31, 2003; (ii) the annual reports of IAMGold and GSR for the each of the two years ended December 31, 2003; (iii) annual information forms of IAMGold for each of the two years ended December 31, 2003; (iv) public information relating to the business, operations, financial performance and stock trading history of IAMGold and GSR and other selected public companies considered by RBC to be relevant; (v) discussions with senior management of IAMGold and GSR; (vi) the GSR Circular; (vii) technical reports and feasibility studies regarding certain of GSR's assets; (viii) a draft of this Notice of Change to the Directors' Circular; (ix) public information with respect to other transactions of a comparable nature considered by RBC to be relevant; (x) representations contained in certificates addressed to RBC from senior officers of IAMGold as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and (xi) such other information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        The Fairness Opinion states that RBC has not, to the best of its knowledge, been denied access by IAMGold to any information requested by RBC. As the auditors of IAMGold declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of IAMGold and the reports of the auditors thereon.

        The Fairness Opinion states that RBC has relied upon the completeness, accuracy and fair presentation of all of the information (financial or otherwise), data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind respecting IAMGold, its subsidiaries and the Revised GSR Offer (collectively the "Information") obtained by it from public sources, senior management of IAMGold or GSR, as the case may be, and their consultants and advisers. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described in the Fairness Opinion, RBC did not attempt to verify independently the completeness, accuracy, or fair presentation of any such Information. RBC also assumed that all of the conditions required to implement the Revised GSR Offer will be met and that the disclosure provided or incorporated by reference in the GSR Circular and a draft of this Notice of Change to Directors' Circular with respect to IAMGold, GSR and their respective subsidiaries and affiliates and the Revised GSR Offer are accurate in all material respects.

        Senior officers of IAMGold have represented to RBC, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of IAMGold or in writing by IAMGold or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to RBC by IAMGold and as at the date of the Fairness Opinion, complete, true and correct in all material respects, and did not contain any untrue statement of a material fact in respect of IAMGold, its subsidiaries or the Revised GSR Offer and did not omit to state a material fact in respect of IAMGold, its subsidiaries or the Revised GSR Offer necessary to make such Information or any statement contained therein not misleading in light of the circumstances under which such Information was provided or any statement was made, and (ii) since the dates on which such Information was provided to RBC by IAMGold, except as publicly disclosed or as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of IAMGold or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of IAMGold and GSR and their respective subsidiaries and affiliates, as they were reflected in the Information and as they were represented to RBC in discussions with management of IAMGold and GSR. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Revised GSR Offer.

INTENTION WITH RESPECT TO THE REVISED GSR OFFER

        Each of the directors and senior officers of IAMGold has indicated that he has not accepted, and does not intend to accept, the Revised GSR Offer. To the knowledge of the directors and senior officers of IAMGold, after reasonable enquiry, none of their associates who owns IAMGold Shares has accepted or indicated an intention to accept the Revised GSR Offer.

MATERIAL CHANGES IN THE AFFAIRS OF IAMGOLD

        Except as otherwise described or referred to in this Notice of Change to Directors' Circular, no other information is known to the directors or senior officers of IAMGold that indicates any material change in the affairs or prospects of IAMGold since March 31, 2004.

OTHER INFORMATION

        Except as disclosed in this Notice of Change to Directors' Circular, there is no information that is known to the directors and officers of IAMGold that would reasonably be expected to affect the decision of the holders of IAMGold Shares (or securities convertible into IAMGold Shares) to accept or reject the Revised GSR Offer.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides holders of IAMGold Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of IAMGold Shares. However, such rights must be exercised within prescribed time limits. Holders of IAMGold Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE NOTICE OF CHANGE TO DIRECTORS' CIRCULAR

        The contents of this Notice of Change to Directors' Circular have been approved by the directors of IAMGold and the delivery hereof has been authorized by the directors of IAMGold.

CONSENT OF RBC DOMINION SECURITIES INC.

July 8, 2004

The Board of Directors
IAMGold Corporation
5th Floor
220 Bay Street
Toronto, Ontario
M5J 2W4

To the Directors of IAMGold Corporation:

        Attached is our opinion letter dated July 8, 2004 with respect to, among other things, the consideration proposed to be paid to holders of common shares, including common shares which may become outstanding on the exercise of stock options (collectively the "IAMGold Shares"), of IAMGold Corporation ("IAMGold") pursuant to the offer dated June 9, 2004 (the "Initial GSR Offer") made by Golden Star Resources Ltd. ("GSR") to purchase all of the issued and outstanding IAMGold Shares, as such Initial GSR Offer was varied by GSR's notice of variation dated June 30, 2004 (as so varied, the "Revised GSR Offer").

        The foregoing opinion letter is provided for the information and assistance of the Board of Directors of IAMGold in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. We understand that you have determined to include our opinion in the notice of change to the directors' circular of IAMGold dated July 8, 2004 (the "Revised Directors' Circular").

        In that regard, we hereby consent to the reference to the opinion of our firm in the Revised Directors' Circular and to the inclusion of the foregoing opinion in the Revised Directors' Circular.

Yours very truly,

RBC DOMINION SECURITIES INC.

CERTIFICATE

DATED: July 8, 2004

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Revised GSR Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors

WILLIAM D. PUGLIESE Director	JOSEPH F. CONWAY Director

SCHEDULE A

FAIRNESS OPINION OF RBC DOMINION SECURITIES INC.

July 8, 2004

The Special Committee of the Board of Directors of
IAMGOLD Corporation and
The Board of Directors of IAMGOLD Corporation
220 Bay Street, 5th Flr.
Toronto, ON
M5J 2W4

To the Special Committee:

        RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Golden Star Resources Limited (the "Offeror") has amended its offer (the "Offer") to purchase all of the outstanding common shares (the "IAMGold Shares") of IAMGold Corporation ("IAMGold" or the "Company") for consideration consisting of, at the election of each holder of IAMGOLD Shares (collectively, the "IAMGOLD Shareholders"): (i) 1.15 common shares of Golden Star ("Golden Star Shares") plus $0.50 per IAMGold Share (the "Cash and Share Option"); or (ii) 1.25 Golden Star Shares per IAMGOLD Share (the "All Share Option"); plus, in either the Cash and Share Option or the All Share Option, $0.20 in cash for each IAMGold Share deposited, payable in the event that no break fee is paid or payable by IAMGold to Wheaton River Minerals Ltd. ("Wheaton"). The terms of the Offer are more fully described in a take-over bid circular dated June 30, 2004 (the "Amended Offer Circular"), which has been mailed to IAMGold Shareholders in connection with the Offer. RBC further understands that the Offeror previously made an offer (the "Original Offer") to purchase all of the IAMGold Shares for consideration consisting of 1.15 Golden Star Shares per IAMGold Share. The terms of the Original Offer are more fully described in a take-over bid circular dated June 9, 2004, which has been mailed to IAMGold Shareholders (the "Offer Circular").

        RBC also understands that on March 30, 2004 IAMGold and Wheaton announced a proposed transaction whereby the Company would acquire all of the common shares of Wheaton ("Wheaton Shares") by way of a plan of arrangement (the "Arrangement"). RBC understands that the terms of the Arrangement provided that the holders of Wheaton Shares ("Wheaton Shareholders") would have received 0.55 of an IAMGold Share for each Wheaton Share held and holders of warrants, options and other rights to acquire Wheaton Shares would have been entitled to receive 0.55 of an IAMGold Share for each Wheaton Share which they were previously entitled to acquire. The terms of the Arrangement are more fully described in a joint management information circular (the "Arrangement Circular") dated April 30, 2004, which was mailed to IAMGold Shareholders and Wheaton Shareholders in connection with the Arrangement. RBC understands that on July 6, 2004 IAMGold Shareholders rejected the Arrangement at their Annual and Special Meeting of Shareholders and that Wheaton adjourned its Annual and Special Meeting of Shareholders until July 19, 2004.

        RBC further understands that a committee (the "Special Committee") of the board of directors (the "Board") of the Company has been constituted to consider the Offer and to make recommendations thereon to the Board. The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee and the Board of RBC's opinion as to the fairness of the consideration under the Offer from a financial point of view to the IAMGold Shareholders (the "Fairness Opinion"). RBC has not prepared a valuation of the Company, the Offeror or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

        RBC was originally engaged by the Board pursuant to an agreement between the Company and RBC dated March 22, 2004 in respect of the Arrangement and, on April 28, 2004, RBC delivered to the Board RBC's opinion that the consideration under the Arrangement was fair from a financial point of view to the Company. RBC was previously engaged by the Special Committee pursuant to an agreement between the Company and RBC dated June 14, 2004 in respect of the Original Offer and, on June 23, 2004, RBC delivered to the Special Committee and the Board RBC's opinion that the consideration under the Original Offer was inadequate from a financial point of view to IAMGold Shareholders and that the consideration under the Arrangement was fair from a financial point of view to the Company. RBC was engaged by the Special Committee pursuant to an agreement between the Company and RBC (the "Engagement Agreement") dated July 7, 2004. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services under the Engagement Agreement. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the notice of change to directors' circular to be mailed to IAMGold Shareholders (the "Notice of Change to Directors' Circular") and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada and in the United States.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company and the Offeror or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Offeror or the Offer.

Credentials of RBC Capital Markets

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

        In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

  1.
  the Amended Offer Circular;

  2.
  the Offer Circular;

  3.
  the most recent draft of the Notice of Change to Directors' Circular dated July 8, 2004 (the "Draft Notice of Change to Directors' Circular");

  4.
  the Directors' Circular dated June 24, 2004 in response to the Original Offer;

  5.
  audited consolidated financial statements of the Company and the Offeror for each of the five years ended December 31, 2003;

  6.
  annual reports of the Company and the Offeror for each of the two years ended December 31, 2003;

  7.
  annual reports on form 10-K of the Offeror for each of the two years ended December 31, 2003;

  8.
  the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2002;

  9.
  the Notice of Annual and Special Meeting of Shareholders and Management Information Circulars of the Offeror for each of the two years ended December 31, 2003;

  10.
  annual information forms of the Company for each of the two years ended December 31, 2003;

  11.
  historical segmented financial statements of the Company by mining operation for each of the two years ended December 31, 2003;

  12.
  internal life of mine management budgets and operator plans of the Company segmented by mining operations;

  13.
  the audited reserve and resource estimates of the Company and the Offeror as at December 31, 2003;

  14.
  the Technical Report for the Estimation of Mineral Resources and Reserves at Bogoso/Prestea Gold Mine, Ghana, dated June 2004, prepared by SRK Consulting;

  15.
  the Technical Report for the First Disclosure of a Mineral Reserves Estimate for a Material Property Wassa Mine, South West Ghana, dated August 1, 2003, prepared by David Alexander C.Eng, Bogoso Gold Limited;

  16.
  a report, dated May 1999, regarding the Western Areas Limited Prestea Gold Project Feasibility Study For Open Pit Mine Phase 1 Study, prepared by SRK Consulting;

  17.
  Wexford Goldfields Limited, Wassa Project, Bankable Feasibility Study, dated June 2003, prepared by Mettalurical Design and Management (PTY) Ltd.;

  18.
  Feasibility Study on the mining and processing of sulphide ores, Bogoso and Prestea mining concessions, dated May 2001, prepared by SRK Consulting;

  19.
  a draft dated June 17, 2004, of a report reviewing the Bogoso sulphide project prepared by J.R. Goode and Associates;

  20.
  a draft dated June 17, 2004, of a report reviewing the Bogoso and Prestea mining reserve prepared by Joseph Spiteri, P.Geo. — Geological and Mining Consultant;

  21.
  a draft dated June 17, 2004, of a report reviewing the Wassa mining reserve prepared by Joseph Spiteri, P.Geo. — Geological and Mining Consultant;

  22.
  discussions with senior management of the Company and the Offeror;

  23.
  discussions with legal counsel to the Special Committee;

  24.
  public information relating to the business, operations, financial performance and stock trading history of the Company, the Offeror and other selected public companies considered by us to be relevant;

  25.
  public information with respect to other transactions of a comparable nature considered by us to be relevant;

  26.
  public information regarding the mining and metals industry;

  27.
  representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

  28.
  such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon.

Assumptions and Limitations

        With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the information (financial or otherwise), data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind respecting the Company, its subsidiaries and the Offer (collectively, the "Information") obtained by it from public sources, senior management of the Company or the Offeror, as the case may be, and their consultants and advisers. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to RBC by the Company, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Offer necessary to make such Information or any statement therein not misleading in light of the circumstances under which such Information was provided or any statement was made; and that (ii) since the dates on which such Information was provided to RBC by the Company, except as publicly disclosed or as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Offer will be met and that the disclosure provided or incorporated by reference in the Amended Offer Circular, the Offer Circular and Draft Notice of Change to Directors' Circular with respect to the Company, the Offeror and their respective subsidiaries and affiliates and the Offer is accurate in all material respects.

        The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, the Offeror and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company and the Offeror. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Offer.

        The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any IAMGold Shareholder as to whether to tender their IAMGold Shares to the Offer.

Fairness Analysis

  Approach to Fairness

        In considering the fairness of the consideration under the Offer from a financial point of view to the Company, RBC principally considered and relied upon: (i) a comparison of the consideration under the Offer to the results of a net asset value analysis of the Offeror and the Company; (ii) a comparison of the multiples implied under the Offer to an analysis of recent precedent transactions; (iii) a comparison of the consideration under the Offer to the recent trading levels of the IAMGold Shares; (iv) a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves by the Company and the Offeror to the pro forma relative ownership of the Offeror by the holders of Golden Star Shares and IAMGold Shareholders assuming the Offer is completed.

  Fairness Conclusion

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Offer is inadequate from a financial point of view to the IAMGold Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

Any questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc.
at the telephone number and location set out below:

Scotia Plaza
40 King Street West, Suite 3600
Toronto, Ontario
M5H 3Y2

Toll Free: 1-866-749-5464
Facsimile: 416-867-2271

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS
NOTICE OF CHANGE TO DIRECTORS' CIRCULAR
DIRECTORS' RECOMMENDATION TO REJECT THE REVISED GSR OFFER
RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD
REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION
REASONS FOR THE DIRECTORS' RECOMMENDATION
INACCURACIES IN THE GSR CIRCULAR
BACKGROUND OF REVISED GSR OFFER AND RECENT EVENTS
ACTIONS OF THE SPECIAL COMMITTEE AND THE BOARD IN RESPONSE TO THE REVISED GSR OFFER
UPDATED FAIRNESS OPINION OF RBC
INTENTION WITH RESPECT TO THE REVISED GSR OFFER
MATERIAL CHANGES IN THE AFFAIRS OF IAMGOLD
OTHER INFORMATION
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APPROVAL OF THE NOTICE OF CHANGE TO DIRECTORS' CIRCULAR
CONSENT OF RBC DOMINION SECURITIES INC.
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On behalf of the Board of Directors
SCHEDULE A FAIRNESS OPINION OF RBC DOMINION SECURITIES INC.